August 10, 2020
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Washington, DC 20549-6010
Attention: Jeff Kauten

Re:    Sprout Social, Inc.
Registration Statement on Form S-l
Filed August 10, 2020 (Registration No. 333-243718)

Dear Mr. Kauten:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 12, 2020, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Sprout Social, Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Karen Weber of Winston & Strawn LLP, counsel to the Company, at (312) 558-8794 or in her absence, Courtney Tygesson at (312) 558-7431, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Sprout Social, Inc.

By:	/s/ Justyn Howard
Justyn Howard
President and Chief Executive Officer

cc: Karen Weber, Esq.
Courtney Tygesson, Esq.